SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 05 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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Press Release

July 5, 2010

UPDATE ON GULF OF MEXICO OIL SPILL

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

Two containment systems continue to collect oil and gas flowing from the Deepwater Horizon's failed blow-out preventer (BOP) and transport them to vessels on the surface.

The lower marine riser package (LMRP) containment cap, installed on June 3, takes oil and gas to the Discoverer Enterprise where oil is collected and gas flared. The second system, which began operations on June 16, takes oil and gas to the Q4000 vessel on the surface where both oil and gas are flared.

On July 3, a total of approximately 25,198 barrels of oil were collected or flared by the two systems and 57.0 million cubic feet of gas were flared.  Specifically, the LMRP containment system connected to the Discoverer Enterprise collected 17,022 barrels of oil, and the Q4000 flared an additional 8,176 barrels of oil. To date, the total volume of oil collected or flared by the containment systems is approximately 585,400 barrels. Information on the volumes of oil and gas that are collected or flared is updated twice daily on BP's website, www.bp.com.

Preparations continue for the next step in containment operations.  Work on the first floating riser containment system planned to be connected to the Helix Producer was delayed by heightened sea states caused by Hurricane Alex as it passed through the Gulf of Mexico.
The floating riser system is designed to allow more rapid disconnection and reconnection of the system, reducing the time that collection may be impacted in the case of, for example, inclement weather.

It is currently anticipated that this first floating riser system will be available to begin first operations towards the end of the week.

Plans also are being developed for additional containment capacity and flexibility. These projects are currently anticipated to begin operations around mid- late July.

The LMRP containment cap system, the Q4000 system, and the planned additional containment systems have not been deployed at these depths or under these conditions, and their efficiency and ability to contain or flare the oil and gas cannot be assured.

Work on the first relief well, which started May 2, continues. The well reached a depth of 17,725 feet on July 4 and a sixth 'ranging' run was completed. The second relief well, which started May 16, has now reached a measured depth of 13,871 feet.
Both wells are still estimated to take approximately three months to complete from commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

Approximately 44,500 personnel, more than 6,563 vessels and some 113 aircraft are now engaged in the response effort.

Operations to skim oil from the surface of the water were temporarily placed on hold for approximately three days because of the effects of Hurricane Alex. To date, these operations have recovered, in total, approximately 673,497 barrels (23.5 million gallons) of oily liquid.  In addition, a total of 275 controlled burns have been carried out to date, removing an estimated 238,000 barrels of oil from the sea's surface.

The total length of containment boom deployed as part of efforts to prevent oil from reaching the coast is now almost 2.9 million feet (550 miles).

Additional information

To date, almost 95,000 claims have been submitted and more than 47,000 payments have been made, totalling almost $147 million.

The cost of the response to date amounts to approximately $3.12 billion, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid, and federal costs. On June 16, BP announced an agreed package of measures, including the creation of a $20 billion escrow account to satisfy certain obligations arising from the oil and gas spill. It is too early to quantify other potential costs and liabilities associated with the incident.

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BP Press Office London: +44 20 7496 4076

BP Press office, US: +1 281 366 0265

www.bp.com/gulfofmexicoresponse

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 July 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary